                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                              HFNC Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   404177-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Charles M. Shelton, Sr.
                              301 S. College Street
                           3600 One First Union Center
                         Charlotte, North Carolina 28202
                           Telephone:
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With copies to:

     Anthony Gaeta, Jr., Esq.                   Barney Stewart III, Esq.
     Moore & Van Allen, PLLC                    Moore & Van Allen, PLLC
 One Hannover Square, Suite 1700            100 North Tryon Street, Floor 47
  Raleigh, North Carolina 27601           Charlotte, North Carolina 28202-4003

--------------------------------------------------------------------------------
                                November 12, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 404177-10-7

---------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   THE SHELTON COMPANIES
                   IRS IDENTIFICATION NO.: 56-1195037
---------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)  [X]

                                                                                          (b)  [ ]

---------------------------------------------------------------------------------------------------
        3          SEC USE ONLY


---------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   WC

---------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                   TO ITEM 2(d) OR 2(e)                                                        [ ]

---------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   NORTH  CAROLINA

---------------------------------------------------------------------------------------------------
NUMBER OF SHARES       7       SOLE VOTING POWER

                   --------------------------------------------------------------------------------
  BENEFICIALLY         8       SHARED VOTING POWER
    OWNED BY                   764,825
                   --------------------------------------------------------------------------------
 EACH REPORTING        9       SOLE DISPOSITIVE POWER

                   --------------------------------------------------------------------------------
PERSON WITH            10      SHARED DISPOSITIVE POWER
                               764,825
---------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   764,825

---------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]


---------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.45%

---------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   PN

---------------------------------------------------------------------------------------------------


CUSIP NO.: 404177-10-7

---------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   THE SHELTON FOUNDATION, INC.
                   IRS IDENTIFICATION NO.:  58-1596729
---------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)  [X]

                                                                                          (b)  [ ]

---------------------------------------------------------------------------------------------------
        3          SEC USE ONLY


---------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   WC

---------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           [ ]
                   TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   NORTH  CAROLINA

---------------------------------------------------------------------------------------------------
NUMBER OF SHARES       7       SOLE VOTING POWER
                               10,000
                   --------------------------------------------------------------------------------
  BENEFICIALLY         8       SHARED VOTING POWER
    OWNED BY
                   --------------------------------------------------------------------------------
 EACH REPORTING        9       SOLE DISPOSITIVE POWER
                               10,000
                   --------------------------------------------------------------------------------
PERSON WITH            10      SHARED DISPOSITIVE POWER

---------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   10,000

---------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]


---------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   .058%

---------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   CO

---------------------------------------------------------------------------------------------------

CUSIP NO.:404177-10-7

---------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   CHARLES M. SHELTON, SR.
                   IRS IDENTIFICATION NO.: ###-##-####
---------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)  [X]

                                                                                          (b)  [ ]

---------------------------------------------------------------------------------------------------
        3          SEC USE ONLY


---------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   PF

---------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                   TO ITEM 2(d) OR 2(e)                                                        [ ]

---------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES

---------------------------------------------------------------------------------------------------
NUMBER OF SHARES       7       SOLE VOTING POWER

                   --------------------------------------------------------------------------------
  BENEFICIALLY         8       SHARED VOTING POWER
    OWNED BY                   809,625
                   --------------------------------------------------------------------------------
 EACH REPORTING        9       SOLE DISPOSITIVE POWER

                   --------------------------------------------------------------------------------
PERSON WITH            10      SHARED DISPOSITIVE POWER
                               809,625
---------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   809,625

---------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]


---------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.71%

---------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   IN

---------------------------------------------------------------------------------------------------

CUSIP NO.: 404177-10-7

---------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   R. EDWIN SHELTON
                   SOCIAL SECURITY NO.: ###-##-####
---------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)  [X]

                                                                                          (b)  [ ]

---------------------------------------------------------------------------------------------------
        3          SEC USE ONLY


---------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   PF

---------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                   TO ITEM 2(d) OR 2(e)                                                        [ ]

---------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES

---------------------------------------------------------------------------------------------------
NUMBER OF SHARES       7       SOLE VOTING POWER

                   --------------------------------------------------------------------------------
  BENEFICIALLY         8       SHARED VOTING POWER
    OWNED BY                   804,825
                   --------------------------------------------------------------------------------
 EACH REPORTING        9       SOLE DISPOSITIVE POWER

                   --------------------------------------------------------------------------------
PERSON WITH            10      SHARED DISPOSITIVE POWER
                               804,825
---------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   804,825

---------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]


---------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.68%

---------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   IN

---------------------------------------------------------------------------------------------------

CUSIP NO.: 404177-10-7

---------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   SANDRA G. SHELTON
                   SOCIAL SECURITY NO.:  ###-##-####
---------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)  [X]

                                                                                          (b)  [ ]

---------------------------------------------------------------------------------------------------
        3          SEC USE ONLY


---------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   PF

---------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                   TO ITEM 2(d) OR 2(e)                                                        [ ]

---------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES

---------------------------------------------------------------------------------------------------
NUMBER OF SHARES       7       SOLE VOTING POWER

                   --------------------------------------------------------------------------------
  BENEFICIALLY         8       SHARED VOTING POWER
    OWNED BY                   40,000
                   --------------------------------------------------------------------------------
 EACH REPORTING        9       SOLE DISPOSITIVE POWER

                   --------------------------------------------------------------------------------
PERSON WITH            10      SHARED DISPOSITIVE POWER
                               40,000
---------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   40,000

---------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]


---------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.233%

---------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   IN

---------------------------------------------------------------------------------------------------

CUSIP NO.:404177-10-7

---------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   DOROTHY M. SHELTON
                   SOCIAL SECURITY NO.: ###-##-####
---------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)  [X]

                                                                                          (b)  [ ]

---------------------------------------------------------------------------------------------------
        3          SEC USE ONLY


---------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   PF

---------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                   TO ITEM 2(d) OR 2(e)                                                        [ ]

---------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES

---------------------------------------------------------------------------------------------------
NUMBER OF SHARES       7       SOLE VOTING POWER

                   --------------------------------------------------------------------------------
  BENEFICIALLY         8       SHARED VOTING POWER
    OWNED BY                   40,000
                   --------------------------------------------------------------------------------
 EACH REPORTING        9       SOLE DISPOSITIVE POWER

                   --------------------------------------------------------------------------------
PERSON WITH            10      SHARED DISPOSITIVE POWER
                               40,000
---------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   40,000

---------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]


---------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.233%

---------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   IN

---------------------------------------------------------------------------------------------------


CUSIP NO.: 404177-10-7

---------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   AMANDA S. HOUSER
                   SOCIAL SECURITY NO.:  ###-##-####
---------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)  [X]

                                                                                          (b)  [ ]

---------------------------------------------------------------------------------------------------
        3          SEC USE ONLY


---------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   PF

---------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                   TO ITEM 2(d) OR 2(e)                                                        [ ]

---------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES

---------------------------------------------------------------------------------------------------
NUMBER OF SHARES       7       SOLE VOTING POWER

                   --------------------------------------------------------------------------------
  BENEFICIALLY         8       SHARED VOTING POWER
    OWNED BY                   4,800
                   --------------------------------------------------------------------------------
 EACH REPORTING        9       SOLE DISPOSITIVE POWER

                   --------------------------------------------------------------------------------
PERSON WITH            10      SHARED DISPOSITIVE POWER
                               4,800
---------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,800

---------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]


---------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   .028%

---------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   IN

---------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement amends and supplements the Schedule 13D relating to the beneficial ownership of the common stock, par value $.01 per share (the "Common Stock") of HFNC Financial Corp., a North Carolina corporation (the "Issuer") filed jointly with the Securities and Exchange Commission (the "Commission") by and on behalf of The Shelton Companies, Third Set Incorporated, Charles M. Shelton, Sr., R. Edwin Shelton, Sandra G. Shelton, Dorothy M. Shelton, Amanda S. Houser, Charles M. Shelton, Jr., Jennifer S. Eques, Winifred L. Shelton and Lydia S. Surles (the "Original Reporting Persons").

         Certain of the shares of the Common Stock included in the beneficial ownership of the Original Reporting Persons were sold in open market transactions more than sixty days prior to November 12, 1997. This amendment reports the beneficial ownership of the Common Stock of the persons included among the Original Reporting Persons who currently have a direct or indirect ownership interest in the Common Stock. These persons are The Shelton Companies, Charles M. Shelton, Sr., R. Edwin Shelton, Dorothy M. Shelton, Sandra G. Shelton and Amanda S. Houser. In addition, this amendment adds The Shelton Foundation, Inc. as an additional joint filing party. A Joint Filing Agreement is attached hereto as Exhibit 1 with respect to the filing parties (the "Filing Parties").

ITEM 2.  IDENTITY AND BACKGROUND

1.       (a) The Shelton Companies, a general partnership.

         (b) 3600 One First Union Center, 301 S. College Street, Charlotte, North Carolina 28202.

         (c) Real Estate and Securities Investments.

         (d) No partner of The Shelton Companies was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No partner of The Shelton Companies was, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Formed under the laws of North Carolina.

         Charles M. Shelton, Sr. and R. Edwin Shelton are the general partners of The Shelton Companies and jointly exercise dispositive and voting power with respect to the Common Stock.

2.       (a) The Shelton Foundation, Inc.

         (b) 3600 One First Union Center, 301 S. College Street, Charlotte, North Carolina 28202.

         (c) Private Foundation.

         (d) None of the officers and directors of The Shelton Foundation, Inc. was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the officers and directors of The Shelton Foundation, Inc. was, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Incorporated under the laws of North Carolina.

         The names, business addresses, present principal occupations or employments and citizenships of the directors and officers of The Shelton Foundation, Inc. are set forth in Schedule A.

3.       (a) Charles M. Shelton, Sr.

         (b) See Item 1(b) above.

         (c) Mr. Shelton and R. Edwin Shelton jointly manage the business of The Shelton Companies. For further information about the business of The Shelton Companies, see Item 1(c) above.

         (d) See Item 1(d) above.

         (e) See Item 1(e) above.

         (f) Mr. Shelton is a citizen of the United States.

4.       (a) R. Edwin Shelton.

         (b) See Item 1(b) above.

         (c) Mr. Shelton and Charles M. Shelton, Sr. jointly manage the business of The Shelton Companies. For further information about the business of The Shelton Companies, see Item 1(c) above.

         (d) See Item 1(d) above.

         (e) See Item 1(d) above.

         (f) Mr. Shelton is a citizen of the United States.

5.       (a) Sandra G. Shelton

         (b) 4417 Fox Brook Lane, Charlotte, North Carolina 28211

         (c) Mrs. Shelton is a homemaker and also serves, part time, as an officer and director of Third Set Incorporated, a real estate management company.

         (d) No.

         (e) No.

         (f) Mrs. Shelton is a citizen of the United States.

         Mrs. Sandra Shelton owns 40,000 shares of the Common Stock. She has orally authorized her husband, Charles M. Shelton, Sr., to exercise dispositive power with respect to her shares and has orally agreed to vote her shares in accordance with her husband's direction. Accordingly, Charles M. Shelton, Sr. may be deemed to share beneficial ownership with his wife of 40,000 shares of the Common Stock.

6.       (a) Dorothy M. Shelton

         (b) 4329 Fox Brook Lane, Charlotte, North Carolina 28211

         (c) Mrs. Shelton is a homemaker and also serves, part time, as an officer and director of Third Set Incorporated, a real estate management company.

         (d) No.

         (e) No.

         (f) Mrs. Shelton is a citizen of the United States.

         Mrs. Dorothy Shelton owns 40,000 shares of the Common Stock. She has orally authorized her husband, R. Edwin Shelton, to exercise dispositive power with respect to her shares and has orally agreed to vote her shares in accordance with her husband's direction. Accordingly, R. Edwin Shelton may be deemed to share beneficial ownership with his wife of 40,000 shares of the Common Stock.

7.       (a) Amanda S. Houser

         (b) 3904-D Colony Road, Charlotte, North Carolina 28211.

         (c) Mrs. Houser serves as the president of de la Maison, Inc., an interior design company.

         (d) No.

         (e) No.

         (f) Mrs. Houser is a citizen of the United States.

         Ms. Houser owns 4,800 shares of the Common Stock. She has orally authorized her father, Charles M. Shelton, Sr., to exercise dispositive power with respect to her shares and has orally agreed to vote her shares in accordance with her father's direction. Accordingly, Charles
         M. Shelton, Sr. may be deemed to share beneficial ownership of 4,800 shares of the Common Stock.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Common Stock purchased in open market transactions by The Shelton Companies and The Shelton Foundation, Inc. reported in Item 5 was acquired with cash held by each such person.

ITEM 4.  PURPOSE OF TRANSACTION

         The persons filing this Amendment who purchased shares of the Common Stock within sixty days prior to November 12, 1997, and the persons filing this Amendment that hold shares of the Common Stock, acquired and hold the shares for investment and to take such actions as they deem appropriate to enhance the value of their investment. In this regard, the Filing Parties:

         (a) may acquire additional shares of the Common Stock through open market or privately negotiated transactions or may dispose of some or all of their shares of Common Stock in open market or negotiated transactions;

         (b) may seek to encourage an extraordinary corporate transaction involving the sale of the Issuer through a merger or other acquisition transaction with another financial services institution that would be profitable to the Filing Parties;

         (c) have, through a financial adviser, asked the Issuer to purchase all or some of the Common Stock held by the Filing Parties which request was refused, and may again ask the Issuer to institute, as permitted by applicable law, a Common Stock buyback program to repurchase some or all of the Common Stock held by the Filing Parties in one or more negotiated transactions or to repurchase shares of the Common Stock in open market transactions, either of which may involve the use of a material amount of the assets of the Issuer or its subsidiaries.

         (d) may propose or support, alone or together with other shareholders, candidates for election as directors of the Issuer, including candidates to replace some or all of the existing directors of the Issuer, and to seek, alone or in conjunction with other shareholders, changes in the senior management of the Issuer, including, if deemed appropriate by the Filing Parties, the commencement of a proxy contest in connection with the election of directors at the Issuer's next annual meeting of shareholders;

         (e) may encourage the Issuer , subject to compliance with applicable law , to declare and pay a special cash dividend to its shareholders if such a dividend would enhance the acquisition value of the Issuer to another financial services institution;

         (f) may propose or support changes in the Issuer's Articles of Incorporation that:(i), subject to certain exceptions, restrict beneficial ownership of the Common Stock by a person or common group to not more than ten percent to permit the Filing Parties, alone or together with other persons (if the Filing Parties should decide to do so) to beneficially own more than ten percent of the Common Stock without acquiring control of the Issuer; (ii) currently prevent shareholders from calling a special meeting of the shareholders; and (iii)prohibit shareholders from removing directors without cause;

         (g) may encourage, propose or support the formation of a special committee of the Board of Directors of the Issuer (composed solely of nonemployee directors) to vigorously explore alternative measures to maximize shareholder value and the formation of a special committee of shareholders to serve as an advisory body to a special committee of the Board of Directors to aid and assist in maximizing shareholder value;

         The Filing Parties are not considering taking any action contemplated by subparagraphs (h) and (i) of this Item 4 except to the extent, as described in subparagraph (b) above, any such action may result from the merger or other acquisition of the Issuer by a third party.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Filing Parties currently may be deemed to be the beneficial owners of 859,625 shares, or 5.0%, of the Issuer's Common Stock. Such shares are held as set forth below:

                                                              Percentage of
         Name of Person/Entity              Shares Owned      Common Stock
         ---------------------              ------------      ------------
         The Shelton Companies                764,825             4.45%
         The Shelton Foundation, Inc.          10,000              .058
         Sandra G. Shelton                     40,000              .233
         Dorothy M. Shelton                    40,000              .233
         Amanda S. Houser                       4,800              .028

         (b) Of the 859,625 shares of the Common Stock beneficially owned by the Filing Parties, Charles M. Shelton, Sr. and R. Edwin Shelton share dispositive and voting power with respect to 764,825 shares held by The Shelton Companies, The Shelton Foundation, Inc. has sole voting and dispositive power with respect to its shares, Charles M. Shelton, Sr. shares dispositive and voting power with respect to the 40,000 shares and 4,800 shares owned by Sandra G. Shelton and Amanda S. Houser, respectively, and R. Edwin Shelton shares dispositive and voting power with respect to the 40,000 shares owned by Dorothy M. Shelton.

         (c) During the past 60 days, The Shelton Foundation, Inc. purchased 10,000 shares of Common Stock on October 22, 1997 in an open market transaction at a price of $15.625 per share and The Shelton Companies purchased 5,306 shares of Common Stock on October 31, 1997 in an open market transaction at a price of $14.625 per share.

         (d)      Not applicable.

         (e) The Filing Parties ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer on September 30, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 2 for a description of the understandings and relationships among the Filing Parties.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            Exhibit Number                    Description
            --------------                    -----------

                  1. Joint Filing Agreement of The Shelton Companies, The Shelton Foundation, Inc., Charles M. Shelton, Sr., R. Edwin Shelton, Sandra G. Shelton, Dorothy M. Shelton and Amanda S. Houser

                                   SCHEDULE A

  INFORMATION CONCERNING DIRECTORS AND OFFICERS OF THE SHELTON FOUNDATION, INC.

CHARLES M. SHELTON, SR. - President and Director

a)       Business Address: 3600 One First Union Center, 301 S. College Street,
                           Charlotte, North Carolina  28202

b)       Principal Occupation
         or Employment:    General Partner of The Shelton Companies

(c)      Citizenship:      United States

AMANDA S. HOUSER - Vice President and Director

a)       Business Address: 3904-D Colony Road,
                           Charlotte, North Carolina  28202

b)       Principal Occupation
         or Employment:    President of de la Maison, Inc., an interior
                           design company

(c)      Citizenship:      United States

R. EDWIN SHELTON - Secretary, Treasurer and Director

a)       Business Address: 3600 One First Union Center, 301 S. College Street,
                           Charlotte, North Carolina  28202

b)       Principal Occupation
         or Employment:    General Partner of The Shelton Companies

(c)      Citizenship:      United States

BALLARD G. NORWOOD - Vice President, Assistant Secretary and Director

a)       Business Address: 3600 One First Union Center, 301 S. College Street,
                           Charlotte, North Carolina  28202

b)       Principal Occupation
         or Employment:    Executive Vice President of Third Set Incorporated,
                           a real estate management company

(c)      Citizenship:      United States

LYDIA S. SURLES - Vice President and Director

a)       Home Address:     5708 Camilla Drive
                           Charlotte, North Carolina 28226

b)       Principal Occupation
         or Employment:    Homemaker

(c)      Citizenship:      United States

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 18, 1997


                              THE SHELTON COMPANIES



                              By:   /s/ Charles M. Shelton, Sr.
                                    -------------------------------------------
                                    Charles M. Shelton, Sr., General Partner



                              THE SHELTON FOUNDATION, INC.



                              /s/ Charles M. Shelton, Sr., President
                              ------------------------------------------
                              Charles M. Shelton, Sr., President


                              /s/ Charles M. Shelton, Sr.
                              ------------------------------------------
                              Charles M. Shelton, Sr.


                              /s/ R. Edwin Shelton
                              ------------------------------------------
                              R. Edwin Shelton


                              /s/ Sandra G. Shelton
                              ------------------------------------------
                              Sandra G. Shelton


                              /s/ Dorothy M. Shelton
                              ------------------------------------------
                              Dorothy M. Shelton


                              /s/ Amanda S. Houser
                              ------------------------------------------
                              Amanda S. Houser

                                                                       Exhibit I

                             Joint Filing Agreement

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Amendment No. 1 to Schedule 13D (including any amendments thereto) with respect to the common stock, par value $.01 per share, of HFNC Financial Corp., a North Carolina corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned parties, each being duly authorized, hereby execute this Agreement on the 18th day of November, 1997.

                                   THE SHELTON COMPANIES



                                   By:  /s/ Charles M. Shelton, Sr.
                                        --------------------------------------
                                            Name:  Charles M. Shelton, Sr.
                                            Title: General Partner


                                   /s/ Charles M. Shelton, Sr.
                                   ------------------------------------------
                                   Charles M. Shelton, Sr.


                                   /s/ R. Edwin Shelton
                                   ------------------------------------------
                                   R. Edwin Shelton


                                   /s/ Sandra G. Shelton
                                   ------------------------------------------
                                   Sandra G. Shelton


                                   /s/ Dorothy M. Shelton
                                   ------------------------------------------
                                   Dorothy M. Shelton


                                   /s/ Amanda S. Houser
                                   ------------------------------------------
                                   Amanda S. Houser


                                   THE SHELTON FOUNDATION, INC.


                                   By: /s/ Charles M. Shelton, Sr.
                                       ---------------------------------------
                                            Name: Charles M. Shelton, Sr.
                                            Title:  President